

Joseph De Perio · 3rd

Senior Portfolio Manager at Clinton Group

New York, New York · 500+ connections · **Contact info**

 **Clinton Group**

Brown University

Experience


Senior Portfolio Manager
Clinton Group
Jun 2006 – Present · 14 yrs 3 mos


Vice President
Millennium Partners
2008 – 2009 · 1 yr


Associate
Trimaran Capital Partners
2003 – 2006 · 3 yrs


Analyst
CIBC World Markets
2000 – 2003 · 3 yrs

Education





Brown University

BA, Business Economics

1996 – 2000



